UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15045630

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8-52819

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sonenshine & Company LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Park Avenue, 17th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marshall Sonenshine (212) 994-3330
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name)*

100 Eagle Rock Avenue, Suite 200 (Address) East Hanover (City) NJ (State) 07936 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marshall Sonenshine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sonenshine & Company LLC as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and Sworn to before me
on this 19 day of February, 2015
County of New York
State of New York

Notary Public

Signature

CEO
Title

MATTHEW BASS
NOTARY PUBLIC-STATE OF NEW YORK
No. 01BA6175969
Qualified In New York County
My Commission Expires October 22, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SONENSHINE & COMPANY LLC

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sonenshine & Company LLC

We have audited the accompanying statement of financial condition of Sonenshine & Company LLC as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of Sonenshine & Company LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sonenshine & Company LLC as of December 31, 2014 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Sonenshine & Company LLC's financial statements. The supplemental information is the responsibility of Sonenshine & Company LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the information in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 18, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

SONENSHINE & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS		
Cash and cash equivalents	$	65,407
Other assets		5,141
	$	70,548
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued expenses	$	15,750
Member's equity		54,798
	$	70,548

See notes to financial statements.

SONENSHINE & COMPANY LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenues		
Interest income	$	66
		66
Expenses		
Management fees		60,000
Professional fees		25,564
Regulatory fees and expenses		8,793
Insurance		2,216
Other expenses		525
		97,098
Net loss	$	(97,032)

See notes to financial statements.

SONENSHINE & COMPANY LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

Balance, January 1, 2014	$	62,375
Contributions by member		89,455
Net loss		(97,032)
Balance, December 31, 2014	$	54,798

See notes to financial statements.

SONENSHINE & COMPANY LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities	
Net loss	$ (97,032)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Other assets	(50)
Accrued expenses	1,750
Net cash used in operating activities	(95,332)
Cash flows from financing activities	
Contributions by member	89,455
Net decrease in cash and cash equivalents	(5,877)
Cash and cash equivalents, beginning of year	71,284
Cash and cash equivalents, end of year	$ 65,407

See notes to financial statements.

SONENSHINE & COMPANY LLC

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Sonenshine & Company LLC (the "Company") was organized as a limited liability company under the laws of the State of Delaware and is a wholly owned subsidiary of Sonenshine Partners LLC (the "Parent").

The principal business activity of the Company is to provide corporate finance services to clients of the Company and its Parent, which is in turn principally engaged in providing a range of corporate advisory services to companies, including advice with respect to corporate strategy, mergers, acquisitions, divestitures, restructurings and other investment banking matters. The Company does not have any trading accounts, nor does it hold cash or securities for or on behalf of any customers or clients.

The Company is a securities broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company maintains its cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
Cash and cash equivalents include highly liquid investments with an original maturity of three months or less when purchased.

Revenue Recognition
Revenue includes fees earned for providing advisory services in connection with mergers-and-acquisitions, restructuring, and financing. Revenues are recognized when contractual milestones are achieved. Fees received in advance of services rendered are deferred until earned

Income Taxes
The Company is not a taxpaying entity for federal and state income tax purposes and, accordingly, no provision has been made for these income taxes. The Company files a consolidated New York City unincorporated business tax return with its Parent, and a portion of this tax is allocated to the Company based on pro-rata earnings.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (continued)
As a single member LLC whose Parent is also a single member LLC, the Company's taxable income or loss is reported on the tax returns of its ultimate owner, whose federal, state and local income tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

2 - RELATED PARTY TRANSACTIONS

In accordance with an expense sharing agreement, the Parent charged the Company for its allocated share of certain overhead expenses, totaling approximately $60,000 for the year ended December 31, 2014. Substantially all of the Company's expenses, including management fees, professional fees and regulatory fees paid by the Parent on behalf of the Company, were reimbursed by the Company.

3 - REGULATORY REQUIREMENTS

As a register broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed fifteen times net capital, as defined. At December 31, 2014, the Company had net capital of $49,657, which exceeded requirements by $44,657. The ratio of aggregate indebtedness to net capital was .32 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2014

SONENSHINE & COMPANY LLC

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2014

Computation of net capital		
Total member's equity	$	54,798
Deductions and/or charges		
Non-allowed assets		(5,141)
Net capital	$	49,657
Computation of aggregate indebtedness		
Accrued expenses	$	15,750
Aggregate indebtedness	$	15,750
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,050
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	44,657
Excess net capital at 1000 percent	$	48,082
Ratio: aggregate indebtedness to net capital		.32 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31,

See independent auditors' report.

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Sonenshine & Company LLC

We have reviewed management's statements, included in the accompanying Statement of Exemption Report From SEC Rule 15c3-3, in which (1) Sonenshine & Company LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sonenshine & Company LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Sonenshine & Company LLC stated that Sonenshine & Company LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sonenshine & Company LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Sonenshine & Company LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 18, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE
DFK INTERNATIONAL

Sonenshine Partners

Sonenshine Partners LLC
Sonenshine and Co. LLC
400 Park Avenue
17th Floor
New York, New York 10022
Telephone 212.994.3330
Facsimile 212.994.3329

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

Sonenshine & Company LLC, (the Company) to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Sonenshine & Company LLC".

3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(i).

4. The Company met this exemption during the entire calendar year ending December 31, 2014, without exception.

Sonenshine & Company LLC

I, Marshall Sonenshine, affirm that, to my best knowledge and belief, this Exemption Report is true and accurate.

By: ______________________________
Title: CEO

February 12, 2015